July 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Nocera, Inc.
Registration Statement on Form S-1, as amended
File No. 333-264059

Dear Mr. Howes:

Reference is made to our letter, dated July 25, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m., Eastern Time, on Wednesday, July 27, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Spartan Capital Securities, LLC
By: /s/ Jason Diamond
Name: Jason Diamond
Title: Managing Director, Head of Investment Banking

Revere Securities LLC
By: /s/ Arthur DeFilippo
Name: Arthur DeFilippo
Title: Managing Director

cc:	Lucosky Brookman LLP
Nocera, Inc.

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